SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo 401(k) Plan for Hourly Employees:

We have audited the accompanying statement of net assets available for benefits of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

New York, New York

June 28, 2006

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Statement of Net Assets Available for Benefits

As of December 31, 2005 and 2004

(dollars in thousands)

	2005	2004
Assets
Investments, at fair value:
Plan interest in the PepsiCo Master Trust	$835,006	$733,173
Participant loans	43,677	37,102

Total investments	878,683	770,275
Participant contributions receivable	1,422	—
Employer contributions receivable	424	400

Total assets	880,529	770,675

Liabilities
Payable to The PepsiCo 401(k) Plan for Salaried Employees	503	—

Net assets available for benefits	$880,026	$770,675

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

(dollars in thousands)

Additions to Net Assets
Net investment income from the PepsiCo Master Trust:	$ 75,097
Interest from participant loans	2,178

Net investment income	77,275

Contributions:
Participants	75,371
Employer	23,282

Total additions to net assets	175,928

Deductions from Net Assets
Distributions to participants	59,809
Dividends paid to participants	1,781
Administrative expenses	1,023

Total deductions from net assets	62,613

Net increase in net assets before transfer to other plan	113,315
Net transfer to other plan	(3,964)

Net increase in net assets	109,351
Net assets available for benefits at beginning of year	770,675

Net assets available for benefits at end of year	$880,026

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

Note 1 — Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan provides a program under which eligible hourly employees of PepsiCo, Inc. (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. Full-time employees and part-time hourly and/or commission employees working in the Frito-Lay, Quaker and Tropicana U.S. divisions of PepsiCo, Inc. are eligible to participate in the Plan after completing the service requirements. Full-time employees are eligible after their first day of service and part-time employees are eligible after completing 1,000 hours within a 12-month period. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan are not eligible to participate in the Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Internal Revenue Code of 1986, as amended. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. These funds are intended to qualify as stock bonus plans under Internal Revenue Code Section 401(a) and employee stock ownership plans under Internal Revenue Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

The Company maintains sponsorship of the Plan and has appointed the Senior Vice President and Treasurer as the Executive Pension Officer. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. The PepsiCo Administration Committee has appointed Fidelity Management Trust Company as the trustee and Fidelity Institutional Retirement Services Company as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets.

On April 5, 2004, The Quaker 401(k) Plan for Hourly Employees (Quaker Hourly Plan) was merged by action of the PepsiCo Administration Committee with the Plan.

Contributions

Each year, participants are allowed to contribute up to 50% percent of their earnings, in whole percentage increments. Under the Internal Revenue Code, the maximum allowable pre-tax contribution for participants during 2005 was $14,000. However, the Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $4,000 for 2005.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Alliance Bernstein Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

On April 5, 2004, the Company introduced a matching contribution for all participants up to 8% of eligible pay based on years of service, except for certain Tropicana hourly employees. The matching Company contribution is invested in the PepsiCo Common Stock Fund and participants are restricted from selling those shares for two years from the end of the year in which the match was made. Since participants are restricted from selling those shares, the investments are considered nonparticipant-directed. Refer to Note 5 for further information. Additionally, these participants will be fully vested in the Company’s contributions after three years of service.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the Company’s matching contributions, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. Participants are fully vested in the Company’s contributions after three years of service, except for certain collective bargaining participants who vest immediately. Forfeited non-vested accounts totaled $263,005 at December 31, 2005 and $31,604 at December 31, 2004. These amounts will be used to reduce future employer contributions or plan administrative expenses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Further, certain employees who had three loans outstanding from the Quaker Hourly Plan (a predecessor plan) are allowed to maintain the third loan until it is paid off. Loan terms range from one to five years for personal loans and up to fifteen years for loans related to the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. The Company pays the maintenance fee for outstanding loans for participants from the Quaker Hourly Plan. There were 12,337 loans outstanding at December 31, 2005 with interest rates ranging from 5.0-10.5% and with maturities through 2019.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant or the participant’s family member, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions, fund earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made for an account balance of $1,000 or less, the account will be distributed automatically.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the PepsiCo Administration Committee can direct that all accounts be distributed to the participants or continued in trust for his or her benefit.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions. Certain reclassifications were made to prior year amounts to conform to the current year presentation.

Tabular dollars are in thousands.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Master Trust (PepsiCo Master Trust) which holds investments in various funds.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

With the exception of the Alliance Bernstein Security Plus Fund, cash and cash equivalents, loan funds, and the ESOP Preferred Stock Fund, the investment in each fund is valued in units by the fund manager based on quoted market values of net assets held by the fund. Investment contracts in the Alliance Bernstein Security Plus Fund are valued in units and stated at contract value, which approximates fair value. Money market funds in the Alliance Bernstein Security Plus Fund and cash and cash equivalents are recorded at cost, which approximates fair value. Earnings from the Alliance Bernstein Security Plus Fund are reinvested in the fund and are reflected in net appreciation in fair value of investments. Participant loans are valued at cost, which approximates fair value. The preferred stock fund is recorded at fair value, as determined by an independent third-party valuation specialist.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2005 and 2004, there were no such differences.

Note 3 — Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 29% at December 31, 2005 and 28% at December 31, 2004.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

PepsiCo Master Trust

	December 31, 2005	December 31, 2004
Investments, at fair value:
Cash and cash equivalents	$ 64,642	$ 60,849
PepsiCo common and preferred stock	1,097,617	1,056,790
Common and preferred stock	58,344	59,448
Mutual funds	776,178	625,278
Government securities	445	521
Corporate bonds	642	176
Investments with insurance companies	404,389	368,049
Commingled trust funds (indexed funds)	477,572	464,978
Partnership investments	—	79

	2,879,829	2,636,168
Interest and dividends receivable	6,192	5,752
Unsettled activity	(4,506)	(4,968)

Net assets	$2,881,515	$2,636,952

	Year ended December 31, 2005
Investment income:
Net appreciation (depreciation) in fair value of investments:
PepsiCo common and preferred stock	$133,013
Common and preferred stock	(834)
Mutual funds	24,191
Government securities	(1)
Corporate bonds	(14)
Investments with insurance companies	18,763
Commingled trust funds (indexed funds)	23,874
Other	6

	198,998
Interest and dividends	52,484

Net investment income	$251,482

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

Investments with insurance companies, included within the Alliance Bernstein Security Plus Fund, represent synthetic investment contracts comprised of underlying intermediate term fixed income bonds and separate wrapper contracts issued by third parties. These contracts are issued by two highly-rated insurance companies and serve to preserve the value of the Fund’s investments by mitigating the fluctuations in the market value of the bonds. These investments are fully benefit-responsive in that they provide that the Trust may make withdrawals at contract value for benefit-responsive requirements. The account is credited with earnings on the underlying bond portfolio and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Alliance Bernstein, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The fair value of these contracts was $402,197,958 as of December 31, 2005 and $367,962,072 as of December 31, 2004.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for 2005 and 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Note 4 — Net Transfer to Other Plan

Certain participants transferred assets out of the Plan to another Company-sponsored qualified plan as follows:

Year ended December 31, 2005
Net assets transferred to The PepsiCo 401(k) Plan for Salaried Employees	$3,964

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

Note 5 — Nonparticipant-Directed Investments

Net assets relating to nonparticipant-directed investments were $37,854,240 at December 31, 2005 and $15,040,120 at December 31, 2004. The components of changes in net assets were as follows:

Year ended December 31, 2005
Beginning balance	$15,040
Investment income from the PepsiCo Master Trust	3,523
Interest on participant loans	50
Employer contributions	23,132
Net transfers to The PepsiCo 401(k) Plan for Salaried Employees	(125)
Distributions to participants	(2,344)
Net transfers to participant loan fund	(1,375)
Administrative expenses	(47)

Nonparticipant-directed investments	$37,854

Note 6 — Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances.

Note 7 — Risks and Uncertainties

The Plan provides for investment options in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. At December 31, 2005, approximately 45% of the Plan’s net assets were invested in the common and preferred stock of the Company. At December 31, 2004, approximately 47% of the Plan’s net assets were invested in the common and preferred stock of the Company. The underlying value of the Company’s stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Note 8 — Tax Status

The Plan’s latest favorable determination letter, received from the IRS, is dated February 14, 2005. The PepsiCo Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

Note 9 — Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo ESOP Common Stock Fund and shares of the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the Master Trust investments in the Company’s common stock was $992,638,114 and $945,668,146 at December 31, 2005 and December 31, 2004, respectively. The value of the Master Trust investments in the Company’s preferred stock was $104,978,643 and $111,122,096 at December 31, 2005 and December 31, 2004, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Note 10 — Recently Issued Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” effective for our Plan’s financial statements as of January 1, 2006. This FSP will require that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they are currently reported. Implementation of this FSP will have no net impact on net assets of the Plan and will only affect the presentation of the investments within the “Plan Interest in Master Trust” footnote.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2005

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*Participant Loans	Participant loan fund (12,337 loans with interest rates ranging from 5.0-10.5% representing prime plus one)	$—	$43,677

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III
Senior Vice President and Treasurer &
Executive Pension Officer

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2005 and 2004

Index to Exhibit

EXHIBIT NUMBER
23.1	KPMG Consent of Independent Registered Public Accounting Firm